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 CONTACTS:

 Thomas M. Daly, Jr.     Nigel D. Muir           Investor Relations
 Roy Winnick             Praxair, Inc.           Scott S. Cunningham
 Kekst and Company       203-837-2240            Praxair, Inc.
 212-593-2655                                    203-837-2073

                       PRAXAIR EXTENDS TENDER OFFER,
         IS IN NEGOTIATIONS FOR CONFIDENTIALITY AGREEMENT WITH CBI


DANBURY, Conn., December 4, 1995 -- Praxair, Inc. (NYSE: PX) announced today that it is extending its tender offer for CBI Industries (NYSE: CBI)

at $32 net cash per share until 5:00 p.m. New York City time on Friday,

December 15, 1995.  The offer had been scheduled to expire at midnight New

York City time on Monday, December 4, 1995.  As of 5:00 p.m. New York City

time on Friday, December 1, 1995, 1,633,119 shares of CBI's outstanding common shares had been tendered to Praxair under the terms of its offer.

Praxair also said that it is in negotiations with CBI regarding the terms of a confidentiality agreement which, if finalized, would grant Praxair the right to review certain non-public information concerning CBI on a comparable basis to the access to such information being provided by CBI to other third parties.  There can be no assurances that such negotiations will result in the execution and delivery of a confidentiality agreement between Praxair and CBI.

Praxair is the largest industrial gases company in North and South America,

and one of the largest worldwide, with 1994 sales of $2.7 billion.  The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings.  Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.

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